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SEC FILE NUMBER
8- 46368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InSearch Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Kaufmann, Gallucci & Co., One Battery Park Plaza, 26th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald G. Kress 212-269-0572
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name — *if individual, state last, first, middle name*)

71 Clinton Road (Address) Garden City (City) New York (State) 11530 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Donald G. Kress, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InSearch Associates, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Donald G Kress
Signature

President
Title

Ana R Madiedo
Notary Public

ANA R. MADIEDO
Notary Public, State of New York
No. 01MA4519900
Qualified in Queens County
Certificate Filed in New York County
Commission Expires Jan. 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

71 Clinton Road • Garden City, NY 11530 • (516) 742-2324 • Fax (516) 742-0530 • www.mrsullivancpapc.com

Independent Auditors' Report

The Stockholders
InSearch Associates, Inc.
New York, New York

We have audited the statement of financial condition of InSearch Associates, Inc. as of December 31, 2001, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InSearch Associates, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
February 28, 2002

InSearch Associates, Inc.
Statement of Financial Condition
As of December 31, 2001

	2001
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 662,057
Due From Brokers and Clearing Organizations	165,215
Prepaid Research Expenses	538,231
Other Receivables	20,761
Total Current Assets	1,386,264
Property and Equipment	
Office Equipment	35,806
Accumulated Depreciation - Office Equipment	(29,721)
Net Property and Equipment	6,085
Other Assets	
Security Deposits	2,355
Other Investments	20,100
Total Assets	$ 1,414,804

See accompanying notes to financial statements
and accountants' audit report.

InSearch Associates, Inc.
Statement of Financial Condition
As of December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001
Liabilities	
Accrued Research Expenses	$ 215,565
Accounts Payable and Accrued Expenses	50,783
Total Liabilities	266,348
Stockholders' Equity	
Capital Stock	25,100
Paid-In-Capital	273,000
Treasury Stock	(135,000)
Retained Earnings	985,356
Total Stockholders' Equity	1,148,456
Total Liabilities and Stockholders' Equity	$ 1,414,804

See accompanying notes to financial statements
and accountants' audit report.

InSearch Associates, Inc.
Statement of Operations
For the Year Ended
December 31, 2001

	2001
Revenue:	
Gross Commissions	$ 4,560,915
Less: Commission Rebates	2,796,123
	1,764,792
Other Income	29,774
Total Income	1,794,566
Expenses:	
Clearing and Execution	872,187
Employee Compensation and Benefits	434,647
Professional and Consulting	109,915
Travel and Entertainment	57,056
Rent and Maintenance	34,072
Exchange and Regulatory Fees	9,482
Other Administrative Expenses	94,314
Total Expenses	1,611,673
Income Before Income Taxes	182,893
Provision for Income Taxes	38,379
Net Income	$ 144,514

See accompanying notes to financial statements
and accountants' audit report.

InSearch Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Total	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings
Balance at January 1, 2001	1,138,942	25,100	273,000		840,842
Capital Contribution	-	-	-	-	-
Less: Treasury Stock	(135,000)			(135,000)	
Net Income	144,514				144,514
Balance at December 31, 2001	1,148,456	25,100	273,000	(135,000)	985,356

See accompanying notes to financial statements
and accountants' audit report.

InSearch Associates, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2001

		2001
Subordinated Borrowings at January 1, 2001	$	75,000
Increases:		
Issuance of Subordinated Notes		0
Decreases:		
Payment of Subordinated Notes		(75,000)
Subordinated Borrowings at December 31, 2001	$	0

See accompanying notes to financial statements
and accountants' audit report.

InSearch Associates, Inc.
Statement of Cash Flows
For the Year Ended
December 31, 2001

	2001
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 144,514
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation and Amortization	6,676
(Increase) Decrease in Operating Assets:	
Prepaid Research Expenses	(216,326)
Due From Brokers and Clearing Organizations	562,719
Other Receivables	(9,627)
Increase (Decrease) in Operating Liabilities:	
Accrued Research Expenses	(126,741)
Accounts Payable and Accrued Expenses	39,760
Net Cash Provided By Operating Activities	400,975
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of Subordinated Loan and Accrued Interest	(77,250)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Treasury Stock	(135,000)
Purchase of Equipment	(5,566)
INCREASE IN CASH	183,159
Cash and Cash Equivalents at January 1	478,898
Cash and Cash Equivalents at December 31	$ 662,057
Supplemental Information:	
Interest Paid	$ 2,250
Taxes Paid	$ 38,379

See accompanying notes to financial statements
and accountants' audit report.

InSearch Associates, Inc.
Notes to Financial Statements
Year Ended December 31, 2001

Note 1 - Business and Summary of Significant Accounting Policies

InSearch Associates, Inc. (the "Company") is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and does not hold funds or securities for, or owe any money or securities to customers and does not carry accounts of, or for, customers. Commission revenue and related expenses are recorded on a trade date basis.

Note 2 - Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Improvements that materially extend the useful life of the assets are capitalized. Depreciation is computed and charged against operations using the method that best reflects the asset's useful life.

Note 3 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $478,849, which was $461,093 in excess of its required net capital of $17,756. The Company's net capital ratio was 1.78 to 1.0.

InSearch Associates, Inc.
Notes to Financial Statements
Year Ended December 31, 2001

Note 5 - Income Taxes

The stockholders of the Company have elected S corporation status under the Internal Revenue Code and New York State laws. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

Therefore, no provision or liability for federal and New York State income taxes has been included in these financial statements. An accrual for New York City income taxes has been provided.

Note 6 - Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company. The Company did not experience any such losses. The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Note 7 - Lease Commitments

On September 11, 2001, the Company was forced to abandon its office space due to the terrorist attack on the World Trade Center on that date. The Company has been unable to occupy the space as of year end. The lease was due to expire in February of 2002. The Company is currently negotiating with the building's owners for a new lease. The lease renewal has not been resolved as of the date of our financial statements.

Note 8 - Concentrations of Credit Risk

The Company maintains cash in bank accounts which at times may exceed federally insured limits.

Note 9 - Subordinated Borrowings

The cash borrowing is collateralized by cash and cash equivalents in the amount of $75,000 at December 31, 2001. The related subordinated liability payable to a shareholder of the Company consists of a six percent (6%) interest bearing note of $75,000 due on October 1, 2001. This liability was subordinated to the claims of present and future general creditors and could not be repaid where such repayment will cause the Company to fail to meet its financial requirements as established by the Securities and Exchange Commission. Subsequent to maturity date, the loan was liquidated without significant impact on the Company's net capital requirements.

Note 10 - Treasury Stock

During the year, the Company repurchased a portion of its outstanding stock at a cost of $135,000.

Note 11 - Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and other assets. Liabilities consist of accounts payable and accrued expenses.

InSearch Associates, Inc.
Supplemental Material

December 31, 2001

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

InSearch Associates, Inc.
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
For the Year Ended December 31, 2001

	2001
Stockholders' Equity	$ 1,148,456
Deductions:	
Non-Allowable Assets	657,756
Net Capital Before Haircuts	490,700
Haircuts	11,851
Net Capital	478,849
Net Capital Minimum Requirement	17,756
Excess Capital	$ 461,093

Computation of Minimum Net Capital

Aggregate Indebtedness	$ 266,349
Multiply Aggregate Indebtedness by One-Fifteenth	$ 17,756
Statutory Minimum	$ 5,000
Greater of the Statutory Minimum or One-Fifteenth of Aggregate Indebtedness	$ 17,756
Ratio of Aggregate Indebtedness to Net Capital	56%

Note: No material differences exist between this statement and the year-end FOCUS Report.

See accompanying notes to financial statements
and accountants' audit report.

InSearch Associates, Inc.
Statement Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2001

Reconciliation with Company's Computation (included)
in Part II of Form X-17A-5 as of December 31, 2001

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	478,849
Audit Adjustments		
Other Audit Adjustments		0

Net Capital, as Audited	$	478,849
		========

See accompanying notes to financial statements
and accountants' audit report.

InSearch Associates, Inc.

Information Relating to the Possession or
Control Requirements Under SEC Rule 15c3-3

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(ii) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company does not clear securities transactions or carry customers accounts on a fully disclosed basis and thus qualified under the Section k(2)(ii) exemption from the requirements of SEC Rule 15c3-3.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2001.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

71 Clinton Road • Garden City, NY 11530 • (516) 742-2324 • Fax (516) 742-0530 • www.mrsullivancpapc.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

InSearch Associates, Inc.
New York, New York

In planning and performing our audit of the financial statements of InSearch Associates, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with practice and procedures) followed by InSearch Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York
February 28, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
143
WASH., D.C. SECTION

InSearch Associates, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001
AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
AND
SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

InSearch Associates, Inc.
December 31, 2001

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